Exhibit 21.1

LIST OF SUBSIDIARIES

CREATIVE MEDICAL TECHNOLOGY HOLDINGS, INC.

Creative Medical Technology Holdings, Inc., a Nevada corporation, has the following wholly owned subsidiaries:

1.	Creative Medical Technologies, Inc., a Nevada Company;

2.	AmnioStem LLC, a Nevada limited liability company, a wholly owned by Creative Medical Technologies, Inc.